UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM F-X

        APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

     A.   Name of issuer or person filing ("Filer"): RIO TINTO LIMITED

     B.   (1)  This is [check one]

     [X]      an original filing for the Filer

     [ ]      an amended filing for the Filer

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant                         RIO TINTO LIMITED

     Form type                                  Form CB

     File Number (if known)                     0-20122

     Filed by                                   RIO TINTO LIMITED

     Date Filed (if filed concurrently,
     so indicate)                               April 15, 2005
                                                (Concurrent with filing of
                                                Form CB)

D. The Filer is incorporated or organized under the laws of Australia and has its principal place of business at Level 33 55 Collins St., Melbourne, Victoria, 3000, Australia. Telephone: (613) 928-33333.

E. The Filer designates and appoints Rio Tinto Services Inc. ("Agent") located at:2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 (Telephone: (801) 583-6707), as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Commission; and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on April, 15, 2005, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer is filing this Form in connection with the use of Form CB and stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, this 15th day of April, 2005.

Filer:   RIO TINTO LIMITED                  By:   /s/ A V Lawless
                                                ---------------------------
                                            Name:  A V Lawless
                                            Title: Assistant Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

                                            RIO TINTO SERVICES INC.,
                                            Authorized Agent for Rio Tinto
                                            Limited in the United States

                                            By : /s/ Shannon Crompton
                                                ---------------------------
                                            Name:  Shannon Crompton
                                            Title: Secretary
                                            Date:  April 15, 2005